Stream Communications Network Inc.

(formerly Trooper Technologies Inc.)

Schedule C: Management Discussion and Analysis

For the Nine Months Ended September 30, 2002

General

Our principal business is providing cable TV in the country of Poland.

Our registered office is Suite 1700 – Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Canada. Our principal offices are located at 1020 – 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, Canada, telephone (604) 669-2826.

We have a subsidiary called Stream Communications Sp. z o.o. (“Stream Cable TV”) that was incorporated on October 26, 1999, under the laws of Poland.  We own a 100% interest in Stream Cable TV which is in the business of operating a cable television business in Poland. Stream Cable TV’s growth is being accomplished through acquisitions of small, independent cable TV providers and through its own marketing efforts. Stream Cable TV is located at al. 29 Listopada 130, 31-406 Krakow, Poland;

We are a reporting issuer in the Province of British Columbia, Canada and our common shares are listed for trading on the TSX Venture Exchange (“TSX”) under the trading symbol “TPP”. The rules of this exchange require a trading halt when a company has a change of business. Further to the TSX bulletin dated January 25, 2001, effective at the close on August 30, 2002, trading in our shares was suspended.  We have advised the TSX that we will not be filing documentation required to complete a change of business application as we are not proceeding with such application with the TSX and we are seeking to obtain a listing of our shares on another exchange.  After obtaining such listing, we intend to voluntarily delist our shares from TSX. We are also a reporting company under Section 12 of the US Securities and Exchange Act of 1934, as amended, and as such files financial information publicly on a periodic basis with the US Securities and Exchange Commission.

Office Space in Canada

We utilize about 2,500 square feet of office space in Vancouver, British Columbia.  Our rent is $3,425 CDN per month increasing 6% per annum in October of each year until May 2009. In addition, we pay $2,580 CDN per month for maintenance and utilities and $7,820 CDN per month for office support that includes a photocopier, telephones, a fax machine, computers, printers, scanners, secretarial services, reception services and consumables.

Stream Communications Sp. z o.o.

Stream Cable TV provides cable television services and high-speed Internet access in the Southern Polish provinces of Śląskie, Małopolskie, Świętokrzyskie and Podkarpackie through its hybrid fibre coax networks. Stream Cable TV has approximately 41,000 cable television subscribers. Stream Cable TV seeks to provide its customers with a high quality product by employing modern, reliable networks, a broad selection of programming, management that follows best industry practices and professional customer service. Although providing cable television services accounted for approximately 85% of its consolidated revenue for the 3rd quarter in 2002, Stream Cable TV is in the process of introducing high-speed Internet access over its networks and has a small but growing number of i nternet subscribers.

Stream Cable TV intends to continue developing its cable television business aggressively, principally through acquisitions and also by securing new subscribers from among the residences already passed by Stream Cable TV’s networks and through build-out to nearby residences. Management of Stream Cable TV possesses experience and cable-business expertise, and in particular knowledge of its local target markets.

Stream Cable TV has made a number of acquisitions which have been successfully integrated into its core business. These are described below.

Description	Regions where Target has Operated	No. of Subscribers	Date
51% shares in Bielsat.com	Bielsko-Biata, Czechowice-Dziedzice	3,673	June 2000
A portion of the assets of Marsat S.C.	Czêstochowa	1,277	July 2000
A portion of the assets of Telemedia Sp. z o.o.	Czêstochowa	1,180	July 2000
A portion of the assets of Bister Sp. z o.o.	Jaworzno, Czechowice-Dziedzice	1,841 1,582	August 2000 July 2000
A portion of the assets of Elektromontaz Rzeszów S.A.	Rzeszów, Bochnia Sandomierz	4,356 810 379	September 2000
100% shares in MTK	Czêstochowa	5,103	July 2001
A portion of the assets of AZART S.C.	Kielce Busko	1,640 724	July 2001
Gimsat	Jaslo, Sanok, Brzozów	12,509	January 2002

Stream Cable TV’s ownership of Gimsat

On June 5, 2001, Stream Cable TV and Gimsat shareholders concluded a preliminary purchase and sale agreement by which Stream Cable TV would acquire 100% of Gimsat shares. This preliminary agreement contemplated the consummation of the purchase and sale to occur on or before June 30, 2003. Pursuant to the preliminary agreement an irrevocable power of attorney covering 99.79% of Gimsat’s shares and a registered pledge agreement covering 99.79% of Gimsat’s shares secure s the repayment of Stream Cable TV’s advance in the event the purchase of Gimsat does not close on or before June 30, 2003.

As at December 27, 2001, Stream Cable TV had advanced a  total sum of $3.5 million CDN to the Gimsat shareholders. With the increased amounts paid, the Gimsat owners agreed that the board of Gimsat could be changed and on January 1, 2002, the board of Gimsat was changed and composed entirely of Stream Cable TV members. Under Canadian GAAP the operations of Gimsat were consolidated. Pursuant to this acquisition, we have a remaining obligation to pay $1,074,000 USD in June 2003.

The Polish Cable Television Industry

Prior to 1989, during the Communist political regime, the Polish government controlled and regulated the television industry.  All frequency usage and channel offerings were limited principally to government broadcast programs.  In the early years of the post-Communist era, there was no effective regulatory authority.  This led to a proliferation of small cable operators building low-cost, poorly constructed cable systems in densely populated urban areas of Poland.

In more recent years, due in part to the growth of the economy and to the promulgation of cable industry regulations that have helped attract quality programming to Poland, the cable industry has developed rapidly, including through the entry of large cable operators, such as @Entertainment and UPC (United Pan-Europe Communications), that have constructed high-quality cable systems with numerous channel offerings.

We believe that there is significant potential for further consolidation among Polish cable television providers.  We believe that currently the top 12 operators (including Stream Cable TV) control approximately 60% of the built-out market, with the remaining 40% serviced by roughly 600 operators. We expect consolidation among these providers, particularly as smaller operators face the burden of compliance with regulations that set minimum technical standards for cable television networks and require payment for programming produced by others.

Polish Cable Television Characteristics

Poland is Europe’s seventh largest cable television market.  Poland is also the largest single-language market in Central Europe.  We believe that there are several reasons why Poland represents a favourable market for the provision of multi-channel cable services.  Several characteristics that distinguish the Polish cable market from other cable markets include:

(a) Viewer Demand - Poland has one of the highest television viewing rates in the world, despite generally poor-quality reception and limited programming choices.  In 2001, each Polish family, taken together, watched an average of approximately 279 minutes (over four and a half hours) of television per day per household, as compared with averages of 263 minutes and 177 minutes per day per household in the United States and Germany, respectively.

(b) Network Density - Poland is one of the most densely populated countries in Central Europe.  The housing market in Poland’s urban areas is characterized by multiple dwelling units (“MDUs”). Many MDUs are owned or controlled by co-operatives, municipalities or private owners which frequently own a number of MDUs.  So far the strategy of cable television operators in Poland has generally been to cover only MDUs with their networks. This strategy arises from a high level of network density (i.e. the number of homes passed per 1 kilometre of the network) which results in extremely low build costs per subscriber.

(c) Building Access - In Poland the right to build cable television networks is acquired by agreement with the owners of a building and does not require a permit from any regulatory telecommunications authority. Under such agreements, the operator is generally permitted to connect to its network all apartments located in a given building. Such agreements are concluded by Stream Cable TV for periods varying from 10 to 20 years, which are capable of being extended.

(d) Customer Base - Stream Cable TV’s customer base consists of middle-income families living in MDU ’s .. Middle-income families living in MDU’s account for approximately 70% of residential housing in all Polish cities, resulting from the relatively low cost of building cable television networks in locations with a high housing density. Stream Cable TV has a total of approximately 41, 000 subscribers on a consolidated basis.

Marketing and Sales

Most networks that Stream Cable TV has conducted no advertising or marketing activities. As a result, Stream Cable TV expects that it can gain many new subscribers from these existing networks through marketing alone without having to extend any further.

Customer Service

Stream Cable TV provides a high level of customer care and service. Stream Cable TV operates a call centre and seven customer care and marketing offices which are linked to a centralised customer care, service, maintenance and billing database that provides any program and rate information, billing, service and maintenance updates and through which Stream Cable TV lodges installation, service and maintenance requests.

Maintenance

Stream Cable TV employs approximately 20 technicians to handle installation, service requests and other network maintenance duties. Stream Cable TV commits to clear all service and maintenance requests and service interruptions within 48 hours, and most are resolved in a shorter time. Where service or maintenance work requires digging, Stream Cable TV uses outside contractors to perform that work.

Billing and Credit Control

Subscribers are billed one month in advance. It is Stream Cable’s TV policy to disconnect subscribers whose bills are more than 60 days overdue. Customers seeking to be reconnected must pay their past-due amounts plus a reconnection fee.

Stream Cable TV’s Technology

Its networks are, in general, modern two-way HFC cable networks. Because its networks are scalable, Stream Cable TV can add bandwidth as necessary by adding or replacing amplifiers. The potential capacity of Stream Cable TV’s networks is 68 radio channels at the bandwidth of 0,3 MHz and 94 television channels at the (European) bandwidth of 8,0 MHz. The capacity of its networks is smaller because some frequencies are used by state authorities, mobile telephony operators and terrestrial radio and television operators.

All of Stream Cable TV’s equipment is obtained from multiple suppliers, both Polish and foreign. As it increases the size of its networks, Stream Cable TV expects that it may be able to negotiate better prices for its future equipment purchases.

As a result of Stream Cable TV having acquired multiple networks, its current overall system includes more cable head-ends than it needs.  Stream Cable TV is carrying out works to eliminate about 50% of the existing head-ends.

Data transmission over HFC networks is much faster and more reliable than over telephone lines.  Stream Cable TV has been converting its networks to make high-speed Internet access available to individual and business customers.  The conversion involves, essentially, the upgrading of certain network amplifiers.

Steam’s Organization, Management and Personnel

Advisory Committee:

Anna Mazur

Grzegorz Namyslowski

Zbigniew Tragarz

Board of Directors

Stan L. Lis - President and CEO

Adam P. Wójcik - COO

Iwona Kozak - Vice President, Corporate Affairs

Stream Cable TV’s Management Board currently comprises:

Adam Wójcik

- President and CEO;

Dobroslaw Ploskonka

- Vice President; and

Zbigniew Tragarz

- Vice President.

Stream Cable TV’s Supervisory Board currently comprises of the following members:

Grzegorz Namyslowski

Stanislaw Lis

Andrzej Szweryn

Operating and Financing Review and Prospects

Overview

We prepare our financial statements in Canadian dollars and in accordance with Canadian GAAP ..

O ur core business is considered to be our cable TV operations. At September 30, 2002 $11.4 million CDN had been spent on the acquisition of cable television network equipment and $6.4 million CDN on the acquisition of licenses and subscribers. As at our fiscal period ended December 31, 2001 (two months) , we had spent $8.1 million CDN on property, plant and equipment and $2.3 million CDN on licenses and subscribers. Our future business growth is expected to consist of buying subscribers from independent operators, building networks in areas where existing operators are unwilling to sell us their subscribers , buying interests in existing cable operations and reconstructing old systems by preparing them for the transmission of new services, including pay-per-view, internet, and video-on-demand.

The operations of PolVoice, that since October 1999 had been working on the development of software and hardware to offer Internet services in Poland, have been discontinued and the entity was liquidated in 2002.

The operations of Eco-Waste were sold on September 30, 2002 and are shown as discontinued operations. Pursuant to our decision to focus on our core cable TV operation, Eco-Waste shelved plans of building rendering and meat handling facilities. On December 4, 2000 the European Union’s representatives announced that new regulations for rendering plants and meat handling changed as a result of beef contamination from bovine spongiform encephalopathy (BSE). We applied and received a hazardous waste licence to operate an incinerator plant, thus providing a continuity of business into meat waste incineration. In April 2002 we signed agreements to sell Eco-Waste for an amount of $2.35 million CDN to an arm’s length buyer. Subsequently the purchaser indicated that it did not intend to conclude the transaction as contemplated. On September 30, 2002 Eco-Waste was sold to another arm’s length buyer. The terms of the agreement include a nominal down payment and payments due of $500,000 USD of which $250,000 is due on each of December 31, 2003 and December 31, 2004. Because of uncertainty in this sector of the market, payments due in 2003 and 2004 are valued at nil.

Results of Operations

As a result of the change of yearend from October 31, 2001 to December 31, 2001, we are comparing the three months ended September 30, 2002 to the three months ended October 31, 2001. Revenue from operations was $3,367,777 for the nine months ended September 30, 2002 up 62% form the nine months ended October 31, 2001. For the three-month period ended September 30, 2002 revenue was up 33% over the comparable period in 2001.The increase in revenue is attributed to the increase in subscribers from acquisitions.

The net loss for nine months fr om continuing operations was $544,873 compared to a loss of $2,271,918 for the comparative period ended October 31, 2001. The major difference is the increase in sales in the current period and the calculation of $1,192,932 in future income tax recoveries. This future tax recovery is calculated from the acquisition of Gimsat and the fair value of the subscriber base. The same two categories have an effect on the net losses for the three-month comparative periods where the sales increases in 2002 and a calculation of future taxes pursuant to the acquisition of MTK in the previous comparative period offset each other. Accordingly the losses for the three-month comparative periods are similar at $405,614 and $322,331.

The accrued costs of a proposed financing (IPO) $1,170,140 consisting of direct and incremental costs have been shown as deferred charges. These costs will be treated as issue costs. Certain other costs pursuant to the financing have been written off as financial expenses.

The net loss from discontinued operations is mainly caused from the write-down of the net assets of Eco-Waste.

In July 2001, the Canadian Institute of Chartered Accountants approved the new handbook section 1581, “Business Combinations”, replacing section 1580, that will require all business combinations to use the purchase method of accounting. It has also approved a new section 3062, “Goodwill and Other Intangible Assets”, that will require intangible assets with an indefinite life and goodwill to be tested for impairment on an annual basis. Goodwill and indefinite life intangibles will no longer be amortized. Intangible assets with a definite life will continue to be amortized over their useful lives. The new sections are consistent with those recently approved by the FASB (SFAS No. 141 and SFAS No.142). The company determined that the cable TV licences have indefinite life. The company evaluated its existing intangible assets and goodwill and concluded that no provisions for impairment were required, except for goodwill from the acquisition of PolVoice, now part of discontinued operations (note 4).

Liquidity, Capital Resources and Subsequent Events

Our working capital at September 30, 2002 was a negative $3,537,487 CDN ..  An amount owing pursuant to the acquisition of Gimsat of $1,074,000 USD is due in June 2003. For the three months ended March 31, 2002, we received $800,000 CDN from the exercise of warrants and $1,136,728 CDN from subscriptions. For the three months ended June 30, 2002 we received $811,946 CDN from the exercise of warrants. For the three months ended September 30, 2002 we received $393,700 pursuant to the exercise of warrants.

Management is of the view that it is in our best interests to seek a listing of our common shares on the Warsaw Stock Exchange (the "WSE").  In conjunction with seeking a listing on the WSE, we are considering undertaking an initial public offering of our securities in Poland (the "Polish IPO").  In this regard, we have filed a prospectus with the Polish Securities and Exchange Commission (the "Polish SEC"), which prospectus is currently under review by the Polish SEC.  We will require the approval of the Polish SEC and the WSE before we can proceed with the Polish IPO.  The terms of the Polish IPO have not yet been determined, including the price and the number of shares ("Polish IPO Shares") which will be distributed in the Polish IPO.  However, management anticipates that if it proceeds, the Polish IPO may result in the Company raising up to US $50 million, which proceeds management hopes to use in part to finance the acquisition of cable television companies in Poland.

#